Quarterly Review - September 30, 2008
FMI Provident Trust
Strategy Fund
Investment Objective
Seeks a combination of long-term growth of capital and income to achieve a high total return.
Manager - The FMI Provident Trust Strategy Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee. On September 9, 2002, the shareholders of the Fund named Provident Trust Company of Waukesha, Wisconsin as sub-advisor for investment management. Provident was founded in 1999 and is controlled by the principals of the firm.
Investment Professionals - J. Scott Harkness, CFA, President and Chief Executive Officer of Provident Trust Company, is responsible for day-to-day management of the Fund.
Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500 1 domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.) FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate volatility, and selects common stocks of all market capitalizations, generally of companies having a market capitalization of $1 billion or more at the time of purchase. Stock selection criteria includes improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.
Fund Information
Inception Date	12/30/1986
Net Assets	$56.3 million
Net Asset Value	$7.19
Expense Ratio	1.00%
Ticker	FMIRX
Top Ten Holdings
Express Scripts, Inc.	6.2%
Charles Schwab Corp.	5.6%
CME Group Inc.	5.3%
Helmerich & Payne, Inc.	4.8%
SunPower Corp.	4.6%
Cognizant Technology Solutions Corp.	4.6%
T. Rowe Price Group Inc.	4.3%
Fastenal Co.	4.2%
Jacobs Engineering Group Inc.	4.1%
Infosys Technologies Ltd. SP-ADR	4.1%
Portfolio Characteristics
Weighted average market cap	$12.9 billion
Median market cap	$6.7 billion
P/E ratio (forward 4 quarters)	16.3x
Estimated L-T earnings growth rate	18.0%
Return on equity (ROE)	21.4%
Number of holdings	14
Top Ten Sectors
Performance	Q3 2008	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-5.39%	-10.69%	3.29%	9.34%	4.77%	9.96%
S&P 500[1]	-8.37%	-21.98%	0.22%	5.16%	3.06%	9.98%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - FMI Provident Trust Strategy Fund lost 10.69% for the fiscal year ended September, 2008 vs. the S&P 500's -21.98% loss. Our significant cash position, 41% as of September 30, 2008, combined with better than market stock selection reduced our loss. We are forced to lower our 2008 calendar year return assumption for the S&P 500 to a loss of -25% to -35%. We now estimate S&P 500 profits for 2008 of $60-$70, which, multiplied by our expected price/earnings valuation of 15x, equates to an S&P 500 calendar year-end target of 900 to 1050. Since we started writing about the credit crunch a year ago, events have exceeded our cautious outlook. Just as the leveraging cycle took many years, so too will the financial deleveraging process. For the September, 2009 year we estimate corporate earnings growth of +10% from this years "kitchen sink" levels along with a stable price/earnings valuation.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.